                                                                      Exhibit 12

                               HARSCO CORPORATION
               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)

                                             Six Months                      YEARS ENDED DECEMBER 31
                                               Ended       -------------------------------------------------------------------
                                               6/30/97        1996           1995        1994          1993           1992
                                               -------     -----------   -----------  -----------   -----------    -----------
Consolidated Earnings:

   Pre-tax income from continuing
     operations (1)                          $ 109,206     $ 195,345     $ 161,231     $ 146,089     $ 137,151     $ 140,576

   Add fixed charges computed below             12,294        26,181        33,121        37,982        23,879        22,425

   Net adjustments for equity companies         (1,227)       (9,410)       (4,320)         (134)         (363)         (454)

   Net adjustments for capitalized
     interest                                       --            --            --          (274)         (172)         (134)
                                             ---------     ---------     ---------     ---------     ---------     ---------
Consolidated Earnings Available for
   Fixed Charges                             $ 120,273     $ 212,116     $ 190,032     $ 183,663     $ 160,495     $ 162,413
                                             =========     =========     =========     =========     =========     =========

Consolidated Fixed Charges:

   Interest expense per financial
     statements (2)                          $   8,513     $  21,483     $  28,921     $  34,048     $  19,974     $  18,882

   Interest expense capitalized                     64           131           134           338           332           355

   Portion of rentals (1/3) representing
     an interest factor                          3,717         4,567         4,066         3,596         3,573         3,188

   Interest expense for equity companies
     whose debt is guaranteed (3)                   --            --            --            --            --            --
                                             ---------     ---------     ---------     ---------     ---------     ---------

Consolidated Fixed Charges                   $  12,294     $  26,181     $  33,121     $  37,982     $  23,879     $  22,425
                                             =========     =========     =========     =========     =========     =========

Consolidated Ratio of Earnings to
   Fixed Charges                             $    9.78          8.10          5.74          4.84          6.72          7.24
                                             =========     =========     =========     =========     =========     =========


(1) 1992 excludes the cumulative effect of change in accounting method for postretirement benefits other than pensions.

(2)    Includes amortization of debt discount and expense.

(3) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1992 through 1996, and the six months ended June 30, 1997.